JOHN T. MCKENNA (650) 843-5059 jmckenna@cooley.com	Via Facsimile (202) 772-9210
September 19, 2007
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549
Attn:  Ms. Barbara C. Jacobs

RE:	Compellent Technologies, Inc.
Registration Statement on Form S-1 — Amendment No. 2
Filed on September 11, 2007
File No. 333-144255
Ladies and Gentlemen:
On behalf of Compellent Technologies, Inc. (the “Company”), we anticipate transmitting for filing Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-144255 (the “Registration Statement”) during the week of September 17, 2007. We will send a copy of this supplemental letter and the Amendment in the traditional non-EDGAR format, including a version that is marked to show changes to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 11, 2007, and will forward a courtesy package of these documents for the staff of the Commission (the “Staff”), in care of Ms. Barbara C. Jacobs.
The Amendment is being filed in response to verbal comments received from the Staff, on September 14, 2007, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this supplemental response letter correspond to the page numbers of the Amendment.
General
1.	Please delete the third paragraph and move the fourth paragraph under the Table of Contents to the Prospectus Summary.

The Company will revise the disclosure under the Table of Contents to delete the third paragraph and move the fourth paragraph as requested by the Staff.

2.	Please disclose the timing and reason for the compensation committee’s change from revenue to bookings in 2006.

The Company will revise the disclosure on page 86 of the Amendment.
five palo alto square, 3000 el camino real, palo alto, ca 94306-2155 tL650) 843-7400 f: (650) 849-7400 www.cooley.com

September 19, 2007
Page Two
3.	Please provide us with your analysis of the competitive harm that would result if the 2007 revenue thresholds were disclosed.

The Company’s response to the Staff’s comment has been supplementally submitted for the Staff’s consideration and is subject to a request for confidential treatment pursuant to pursuant to 17 C.F.R. § 200.83.
Please do not hesitate to contact me at (650) 843-5059, Mark P. Tanoury at (650) 843-5016 or Nicole C. Brookshire at (650) 843-5731, if you have any questions or would like any additional information regarding this matter.

Sincerely,
/s/ John T. McKenna

John T. McKenna

cc:	Philip E. Soran, Compellent Technologies, Inc.
John R. Judd, Compellent Technologies, Inc.
Mark P. Tanoury, Esq., Cooley Godward Kronish llp
Nicole C. Brookshire, Esq., Cooley Godward Kronish llp
Kenneth R. McVay, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Daniel E. O’Connor, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
John F. Dietz, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Greg Steiner, Grant Thornton LLP
five palo alto square, 3000 el camino real, palo alto, ca 94306-2155 tL650) 843-7400 f: (650) 849-7400 www.cooley.com